[Company Letterhead]

June 15, 2012

FOIA CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83. SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [ ] IN THE TEXT, AND SUBMITTED TO THE COMMISSION.

Mr. Terence O'Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Avon Products, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-04881

Dear Mr. O'Brien:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter, dated June 4, 2012, to Ms. Sherilyn McCoy, Chief Executive Officer of Avon Products, Inc. (“Avon” or the “Company”).

The Staff comments are repeated below in italics and followed by the Company's response.

Comment 1

Form 10-K for the Fiscal Year Ended December 31, 2011

1.    We note that you are requesting confidential treatment pursuant to Rule 83 for the entirety of your response to comment 10 in our letter dated April 13, 2012. However, it appears that your Rule 83 request is overly broad. Please resubmit your response and limit your Rule 83 request only to those portions of the response which are

Mr. Terence O'Brien

June 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

supportable by an exemption pursuant to the Freedom of Information Act, or, alternatively, please tell us why you believe confidential treatment for the entire response is appropriate. Please submit as correspondence on EDGAR an electronic version of the response letter that includes all the non-confidential information and that is marked using brackets or other clear markings to indicate the location of any information you have redacted pursuant to the new Rule 83 request. Please note that may have further comment once you re-submit your response to comment 10.

Response 1

Set forth below is our response to comment 10 from your letter dated April 13, 2012, resubmitted and limited as requested, with information redacted pursuant to Rule 83 in brackets.

“Response 10

We engage in various transactions with our customers, the Avon Representative. Our business model is to sell Beauty and related products to the Representatives, who in turn sell these products to their customers. Avon records revenue upon the sale of its products to the Representatives as revenue recognition criteria are met at the point of sale and delivery of such products by Avon to the Representatives. In addition to the sale of product to the Representatives, the Company enters into other transactions with the Representatives, which include:

•	Fees paid by the Representatives to Avon in exchange for hard copy catalogues/brochures;

•	Fees paid by Avon Representatives to Avon in exchange for support for an Avon Representative's selling website, sales aids and other immaterial items; and

•	Fees paid by the Representatives for overdue account receivable balances.

We consider that Revenues should represent the ongoing major or central operations of a company, which for Avon includes the sale of beauty and related products, our principal business. This consideration is consistent with FASB Concepts Statement 6, Elements of Financial Statements, which states:

“Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity's ongoing major or central operations.”

Mr. Terence O'Brien

June 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

Accordingly, the fees noted above are reported as other income, which is presented net with associated costs within Selling, general and administrative (“SG&A”) expenses.

Since providing brochures, website support and sales aids to the Representatives does not represent the major operations of the company but rather a marketing tool to promote Avon's products, the fees associated with such items or services do not represent revenue of the Company from its major operations. We believe that such items should be classified as Other income or expense net with associated costs and should be included in determining operating profit. As we do not present an “other income/expense” account within operating profit, these fees have been included in SG&A expense. These fees have been historically immaterial as a percentage of revenues and as a percentage of SG&A expense. We considered Rule 4-02 of Regulation S-X, which provides that if an amount which would otherwise be required to be shown is not material, then it need not be separately set forth, and we concluded that including these fees on a net basis within SG&A expense was a reasonable approach. Should the amount become material to the financial statements, we would present them separately. As the brochure fees represent the most significant of such amounts, we have disclosed the amount of brochure fees received from Representatives in the Notes to our Financial Statements and where such items have been classified within our Financial Statements.

We also believe that it is common practice that late payment fees are not included as a part of net sales but rather, reported as interest or other income in the Financial Statements. We have included the amount in the determination of operating profit as we do not provide the Representatives with extended payment terms, or any other form of financing arrangements, and these fees are not viewed to be financing activities by management. The late payment fees are used as a means to induce the Representatives to pay overdue amounts and to mitigate the costs of collection efforts that Avon engages in regarding such overdue amounts.

The table below summarizes the amount recorded within SG&A expense associated with these fees:

	2011	2010	2009
Total Revenues	$11,291.6	$10,862.8	$10,205.2
Total SG&A expense	6,025.4	5,748.4	5,374.1

Brochure fees	$293.5	$291.0	$270.0
% of Revenue	2.6%	2.7%	2.6%
% of SG&A expense	4.9%	5.1%	5.0%

Mr. Terence O'Brien

June 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

Website support, sales aids & other immaterial fees	[	*	]	[	*	]	[	*	]
% of Revenue	[	*	]	[	*	]	[	*	]
% of SG&A expense	[	*	]	[	*	]	[	*	]

Overdue payment fees	[	*	]	[	*	]	[	*	]
% of Revenue	[	*	]	[	*	]	[	*	]
% of SG&A expense	[	*	]	[	*	]	[	*	]

We also confirm that all order processing fees have been reclassified to Other revenues, as appropriate under ASC 605-45-45, Revenue Recognition, as these fees are directly related to product sales. In contrast, the fees for brochures, website support and sales aids are not directly related to our central operations of selling beauty and related products.”

Comment 2

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

1. Accounting Policies, page 7

Out-of-Period Items, page 7

2.
We note that you recognized $20 million pre-tax, or $17 million after tax, in adjustments related to fiscal year 2011 and various other prior periods. The aggregate impact of these adjustments is 49% of income from continuing operations, before taxes, and 62% of income from continuing operations, net of tax. We further note your statement that these adjustments are not material to both the consolidated quarterly and annual financial statements for all impacted periods. Given the quantitative impact to the first quarter of fiscal year 2012, it is unclear how you arrived at this conclusion. Finally, we note that you recognized several out-of-period adjustments during fiscal year 2011 as well. Please provide us with your detailed materiality assessment pursuant to SAB Topics 1:M and 1:N that supports your conclusion to recognize the errors during the period in which the errors were identified for each of the periods presented in your fiscal year 2011 Form 10-K and your subsequent interim periods. Please tell us what consideration you gave as to whether an Item 4.02 Form 8-K should be filed. Please tell us what impact these errors had on your previous conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting.

Mr. Terence O'Brien

June 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

Response 2

Our response is organized to first address the quantitative and qualitative analyses we performed in assessing the out-of-period adjustments, then to address considerations regarding disclosure controls and procedures and internal control over financial reporting, and finally to address considerations regarding Item 4.02 Form 8-K.

Summary of Quantitative and Qualitative Analysis

The tables below provide a quantitative analysis regarding our identified out-of-period items and the impact of such items on the period in which they originated, as well as the periods in which they were corrected in accordance with ASC 250-10-45-27. We considered the impact of the out-of-period items compared to the reported operating profit, income (loss) from continuing operations, before taxes, and net income (loss) attributable to Avon as these measures are important to investors and to management. As discussed further below, we also considered the significance of the adjustments excluding the impairment charge associated with our Silpada business in the reported results for the fourth quarter and full year of 2011. In addition, we considered that the errors corrected in the first quarter of 2012 are not expected to be material to full year results. Based on these analyses, we concluded that the adjustments were not material to the periods in which the errors originated, nor were they material to the annual periods in which they were corrected. Our quantitative analysis is presented below; amounts are presented in millions of dollars.

Mr. Terence O'Brien

June 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

	Correcting
	Operating profit under/(over) stated
	2009 & Earlier	Full Year 2010	Full Year 2011	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Reported		1,073.1	854.6	246.5	316.6	278.6	12.9	71.5

Q4 2011 out-of-period items
Brazil supply chain items							14
Other items			11				11
Total Q4 2011 out-of-period items			11				25

Other 2011 out-of-period items			10	8	2

Q1 2012 out-of-period items
South Africa bad debt								14
Other items								3
Total Q1 2012 out-of-period items								17

Total out-of-period items			21	8	2		25	17
Percentage of reported			2%	3%	1%		194%	24%

	Originating
	Operating profit under/(over) stated
	2009 & Earlier	Full Year 2010	Full Year 2011	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Reported		1,073.1	854.6	246.5	316.6	278.6	12.9	71.5

Q4 2011 out-of-period items
Brazil supply chain items				(5)	(4)	(5)
Other items	(4)	(7)
Total Q4 2011 out-of-period items	(4)	(7)		(5)	(4)	(5)

Other 2011 out-of-period items		(10)

Q1 2012 out-of-period items
South Africa bad debt			(14)	(3)			(11)
Other items		(1)	(2)	(1)	(1)
Total Q1 2012 out-of-period items		(1)	(16)	(4)	(1)		(11)

Total out-of-period items	(4)	(18)	(16)	(9)	(5)		(11)
Percentage of reported		-2%	-2%	-4%	-2%		-85%

Mr. Terence O'Brien

June 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

	Correcting
	Income (loss) from continuing operations, before taxes under/(over) stated
	2009 & Earlier	Full Year 2010	Full Year 2011	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Reported		945.4	742.6	224.9	293.7	241.3	(17.3)	40.8

Q4 2011 out-of-period items
Brazil supply chain items							14
Other items			11				11
Total Q4 2011 out-of-period items			11				25

Other 2011 out-of-period items			10	8	2

Q1 2012 out-of-period items
South Africa bad debt								14
Other items								3
Total Q1 2012 out-of-period items								17

Total out-of-period items			21	8	2		25	17
Percentage of reported			3%	4%	1%		-145%	42%

	Originating
	Income (loss) from continuing operations, before taxes under/(over) stated
	2009 & Earlier	Full Year 2010	Full Year 2011	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Reported		945.4	742.6	224.9	293.7	241.3	(17.3)	40.8

Q4 2011 out-of-period items
Brazil supply chain items				(5)	(4)	(5)
Other items	(4)	(7)
Total Q4 2011 out-of-period items	(4)	(7)		(5)	(4)	(5)

Other 2011 out-of-period items		(10)

Q1 2012 out-of-period items
South Africa bad debt			(14)	(3)			(11)
Other items		(1)	(2)	(1)	(1)
Total Q1 2012 out-of-period items		(1)	(16)	(4)	(1)		(11)

Total out-of-period items	(4)	(18)	(16)	(9)	(5)		(11)
Percentage of reported		-2%	-2%	-4%	-2%		64%

Mr. Terence O'Brien

June 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

	Correcting
	Net income (loss) attributable to Avon under/(over) stated
	2009 & Earlier	Full Year 2010	Full Year 2011	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Reported		606.3	513.6	143.6	206.2	164.2	(0.4)	26.5

Q1 2011 out-of-period items
Japan			13	13
Other items			(4)	(4)
Total 2011 out-of-period items			9	9

Q4 2011 out-of-period items
Brazil supply chain items							10
Other items			7				7
Total Q4 2011 out-of-period items			7				17

Other 2011 out-of-period items			7	6	1

Q1 2012 out-of-period items
South Africa bad debt								10
Other items								3
Total Q1 2012 out-of-period items								13

Total out-of-period items			23	15	1		17	13
Percentage of reported			4%	10%	0%		-4250%	49%

	Originating
	Net income (loss) attributable to Avon under/(over) stated
	2009 & Earlier	Full Year 2010	Full Year 2011	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Reported		606.3	513.6	143.6	206.2	164.2	(0.4)	26.5

Q1 2011 out-of-period items
Japan		(13)
Other items	4
Total 2011 out-of-period items	4	(13)

Q4 2011 out-of-period items
Brazil supply chain items				(3)	(4)	(3)
Other items	(2)	(5)
Total Q4 2011 out-of-period items	(2)	(5)		(3)	(4)	(3)

Other 2011 out-of-period items		(7)

Q1 2012 out-of-period items
South Africa bad debt			(10)	(2)			(8)
Other items		(1)	(2)	(1)	(1)
Total Q1 2012 out-of-period items		(1)	(12)	(3)	(1)		(8)

Total out-of-period items	2	(26)	(12)	(6)	(5)	(3)	(8)
Percentage of reported		-4%	-2%	-4%	-2%	-2%	2000%

Mr. Terence O'Brien

June 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

As part of our assessment of the materiality of these out-of-period items, we also considered the significant impairment charge associated with our Silpada business in the reported results for the fourth quarter and full year of 2011. Based on our experience, we believe analysts and investors would consider the impact of the out-of-period items as compared to results excluding this significant impairment charge. The following tables provide the quantitative impact of the out-of-period items compared to operating profit and income from continuing operations, before taxes, both excluding the Silpada impairment charge. Amounts are presented in millions of dollars.

	Correcting
	Operating profit, excluding Silpada impairment
	Full Year 2011	Q4 2011
Reported	1,117.6	275.9

Q4 2011 out-of-period items
Brazil supply chain items		14
Other items	11	11
Total Q4 2011 out-of-period items	11	25

Other 2011 out-of-period items	10

Total out-of-period items	21	25
Percentage of reported	2%	9%

	Originating
	Operating profit, excluding Silpada impairment
	Full Year 2011	Q4 2011
Reported	1,117.6	275.9

Q4 2011 out-of-period items
Brazil supply chain items	(14)	(11)
Other items	(2)
Total out-of-period items	(16)	(11)
Percentage of reported	-1%	-4%

Mr. Terence O'Brien

June 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

	Correcting
	Income from continuing operations, before taxes, excluding Silpada impairment
	Full Year 2011	Q4 2011
Reported	978.6	245.7

Q4 2011 out-of-period items
Brazil supply chain items		14
Other items	11	11
Total Q4 2011 out-of-period items	11	25

Other 2011 out-of-period items	10

Total out-of-period items	21	25
Percentage of reported	2%	10%

	Originating
	Income from continuing operations, before taxes, excluding Silpada impairment
	Full Year 2011	Q4 2011
Reported	978.6	245.7

Q4 2011 out-of-period items
Brazil supply chain items	(14)	(11)
Other items	(2)
Total out-of-period items	(16)	(11)
Percentage of reported	-2%	-4%

We also considered the impact of the out-of-period items compared to the expected annual 2012 operating profit, income (loss) from continuing operations, before taxes, and net income (loss) attributable to Avon and concluded that the impact is not expected to be material (less than 5%, which is a general guideline used by preparers of financial statements in considering quantitative significance, of each of the aforementioned measures of profitability on an annual basis).

The more significant out-of-period items are discussed in more detail later. In summary, we considered the quantitative facts presented above, along with a number of qualitative factors, including:

•	Whether the adjustment arose from items capable of precise measurement;

•	Whether the adjustment masks a change in earnings or other trends;

•	Whether the adjustment hides a failure to meet analysts' expectations;

•	Whether the adjustment changes income into a loss or vice versa;

•	Whether the adjustment concerns a segment that plays a significant role in operations or profitability;

•	Whether the adjustment affects compliance with regulatory requirements;

Mr. Terence O'Brien

June 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

•	Whether the adjustment affects compliance with loan covenants;

•	Whether the adjustment had an impact on management's incentive compensation; and

•	Whether the adjustment involves concealment of an unlawful transaction.

We also considered whether there were any additional qualitative factors relative to Avon that would impact our conclusions regarding the materiality of the out-of-period adjustments. Based on our quantitative and qualitative analyses, and in accordance with ASC 250-10-45-27, we concluded that the out-of-period adjustments were not material to the periods in which they originated nor were they material to the annual periods in which they were corrected (i.e., reported 2011 annual results or expected 2012 annual results). In accordance with ASC 250-10-45-27, we provided disclosures in the notes to the annual and interim financial statements, as well as in Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of our Form 10-Q for the quarter ended March 31, 2011 (our “first quarter 2011 Form 10-Q”), Form 10-K for the year ended December 31, 2011 (our “2011 Form 10-K”), and Form 10-Q for the quarter ended March 31, 2012 (our “first quarter 2012 Form 10-Q”), where considered appropriate.

The discussion below provides additional detail regarding our contemporaneous analysis of the impact of out-of-period items associated with the 2011 financial statements and first quarter of 2012 financial statements.

Fiscal 2011 Quantitative and Qualitative Analysis
As noted in our 2011 Form 10-K disclosure, the total out-of-period adjustments impacting 2011 net income (loss) attributable to Avon was approximately $23 million. We evaluated the impact of these adjustments relative to our reported 2011 results and concluded the impact was not material. Prior to filing our 2011 Form 10-K we concluded that these adjustments were not material to the financial statements as a whole, both individually and in the aggregate, based on our assessment of the qualitative and quantitative considerations contained in SAB Topics 1:M and 1:N.

The following is our analysis pursuant to SAB Topics 1:M and 1:N.

Background:

The out-of-period adjustments associated with the more significant items discovered in 2011 were as follows:

Mr. Terence O'Brien

June 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

First quarter 2011
Japan
In December 2010 Avon sold its interest in Avon Japan. As a result of the sale, the net book value of Avon Japan and all amounts included within the holding company for Avon Japan, Avon International Operations (“AIO”), were netted with the proceeds received from the sale and resulted in an approximate $10 million after tax gain, reported within discontinued operations In March 2011, we identified through our review procedures that a loss of approximately $13 million related to Avon Japan was also recorded within Accumulated Foreign Currency Translation (“AFCT”) on the ledger of Avon, the parent company of AIO. The amount recorded within AFCT on Avon's ledger was for a net investment hedge entered into and settled by Avon several years earlier. The adjustment was identified in the quarter subsequent to the sale of Avon Japan.

Fourth quarter 2011
Brazil Supply Chain Items
During the fourth quarter of 2011, we recorded adjustments totaling approximately $14 million associated with various items associated with challenges experienced in our supply chain processes, exacerbated by the implementation of an Enterprise Resource Planning system, within Brazil during 2011. These adjustments, which impacted gross profit, recorded during the fourth quarter of 2011 originated in earlier quarters of 2011.

Quantitative assessment:

As can be seen in the Summary of Quantitative and Qualitative Analysis section, on a full year basis, we considered that these adjustments were not quantitatively significant. While the impact of correcting the adjustments was quantitatively significant to the reported results of the fourth quarter of 2011, it was much less significant when excluding the significant nonrecurring Silpada impairment, which, based on our experience, analysts and investors typically exclude when measuring operating performance. Accordingly, we disclosed the impact in accordance with ASC 250-10-45-27.

Mr. Terence O'Brien

June 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

Qualitative assessment:

We considered the following:

·    Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

A portion of the adjustments identified were not capable of precise measurement; however, we used a reasonable approach to estimate the periods in which the errors originated.

·    Whether the misstatement masks a change in earnings or other trends.

The adjustments do not mask a change in earnings or other trends in either the fourth quarter of 2011 or in the periods from which the adjustments originated. In reaching this conclusion, we considered the quantitative analysis, and we also considered that the reported GAAP and adjusted non-GAAP operating profit, which excluded costs to implement restructuring initiatives and the Silpada impairment charge, declined as compared to the respective prior year period and also would have still declined as compared to the respective prior year period had the out-of-period item been adjusted in the originating period. On a full year basis, there was not a quantitatively significant impact on GAAP or adjusted non-GAAP operating profit, which is a key metric for Avon and its investors. With regards to the adjustments to discontinued operations during the first quarter of 2011, we considered that instead of reporting a net after tax gain on sale of Avon Japan of $10 million, the transaction should have been reported as a net after tax loss of approximately $3 million. Based on our experience, we concluded that Avon Japan discontinued operations was not a key item of focus for analysts and investors as it was not quantitatively significant.

·    Whether the misstatement hides a failure to meet analysts' consensus expectations.

We considered that had the out-of-period items been adjusted to their originating periods, the Company's adjusted non-GAAP earnings per share (“EPS”) would have still been below analysts' consensus estimates. Analysts' consensus estimates that were available were based on non-GAAP EPS, which excluded costs to implement restructuring initiatives and the Silpada impairment charge. Our reported non-GAAP EPS for the fourth quarter of 2011 was $0.39, and would have been $0.43 had the out-of-period adjustments been reported in the appropriate originating periods, both of which compared unfavorably to the consensus analysts' non-GAAP EPS of $0.51.

Mr. Terence O'Brien

June 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

·    Whether the misstatement changes a loss into income or vice versa. This should be analyzed for all years and quarters affected.

The first quarter, fourth quarter and full year 2011, as well as the fourth quarter and full year 2010 GAAP and adjusted income from continuing operations would not have been changed from income to a loss or vice versa due to these adjustments.

·    Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

The impact of the adjustments did not have a material impact on any of our operating segments' full year operating profit. With respect to Latin America, the operating segment for which the majority (approximately $17 million) of the fourth quarter 2011 adjustments related to, the impact on operating profit in the fourth quarter 2011 was approximately 13%; however, there was not a significant impact on full year operating profit as a substantial portion of the fourth quarter out-of-period adjustments related to prior quarters of 2011.

·    Whether the misstatement affects compliance with regulatory requirements.

The adjustments do not affect our compliance with any regulatory requirements.

·    Whether the misstatement affects compliance with loan covenants or other contractual requirements.

The adjustments do not impact our compliance with any loan covenants or other contractual requirements.

·    Whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

The adjustments did not have the effect of increasing management's compensation. The incentive compensation targets for revenue and operating profit were not met for 2011.

·    Whether the misstatement involves concealment of an unlawful transaction.

None of the adjustments involve the concealment of an unlawful transaction.

Mr. Terence O'Brien

June 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

·    Whether there were other Avon specific qualitative considerations.

As discussed above, the adjustments did not have a significant impact on our non-GAAP results. Except for the consideration of the impact on non-GAAP measures that have been disclosed in the Company's MD&A and already discussed previously, there were no other Avon specific qualitative considerations relative to these out-of-period adjustments that would impact our conclusion on materiality.

Conclusion:

Based on the combined qualitative and quantitative analysis above, management evaluated these adjustments in relation to the periods in which they originated and concluded that these adjustments were immaterial individually and in the aggregate to the consolidated annual financial statements for all affected periods. We disclosed the impact of correcting the out-of-period adjustments on our annual results in accordance with ASC 250-10-45-27.

Fiscal 2012 Quantitative and Qualitative Analysis
As noted in the disclosure contained in our first quarter 2012 Form 10-Q, the total out-of-period adjustments impacting the first quarter of 2012 was approximately $17 million before tax, or $13 million after tax. We evaluated the impact of these adjustments relative to our expected 2012 results and concluded the impact was not material. Although the aggregate impact of these adjustments on our first quarter 2012 results was approximately 42% of income from continuing operations, before taxes, and 49% of net income attributable to Avon, the adjustments did not mask a change in earnings or trends or otherwise impact consensus estimates.

Prior to filing our first quarter 2012 Form 10-Q, we concluded that these adjustments were not material to the financial statements as a whole, both individually and in the aggregate, based on our assessment of the qualitative and quantitative considerations contained in SAB Topics 1:M and 1:N.

The following is our analysis pursuant to SAB Topics 1:M and 1:N.

Background:

The out-of-period adjustment associated with the more significant item discovered in the first quarter of 2012 was as follows:

Mr. Terence O'Brien

June 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

South Africa Bad Debt
During the first quarter 2012 closing review process, we determined that Avon South Africa's allowance for doubtful accounts was inadequate. As part of the review of the first quarter 2012 allowance, we ascertained that the inadequate reserve level primarily originated from a change in reserve methodology by Avon South Africa in the fourth quarter of 2011, and to a lesser degree to a methodology change in the first quarter of 2011.

Prior to finalizing first quarter 2012 financial results, we analyzed the allowance for doubtful accounts, which led to an assessment that a higher reserve was appropriate. We estimated that approximately $14 million of additional reserve should have been recorded as of December 31, 2011, following a methodology based on collection history of aged categories of accounts receivable, and historical data regarding collections that was available at December 31, 2011.

Quantitative assessment:

As can be seen in the Summary of Quantitative and Qualitative Analysis section, we evaluated the impact of the adjustments in the periods in which they originated as well as the annual period in which they were corrected in accordance with ASC 270 and concluded that these adjustments are not expected to be quantitatively material to the full year 2012 results. We considered that the aggregate out-of-period adjustments corrected during the first quarter of 2012 resulted in an understatement of first quarter 2012 results, as disclosed in our first quarter 2012 Form 10-Q in accordance with ASC 250-10-45-27. Additionally, we updated our 2011 quantitative assessment to include the impact of the adjustments identified in the first quarter of 2012, and concluded that our previous conclusion was still appropriate.

Qualitative assessment:

We considered the following:

·    Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The inherent nature of an allowance for doubtful accounts suggests that it is not capable of a precise measurement; however, based on a further detailed review of the South Africa allowance, it was considered inadequate as of December 31, 2011 based on the additional analysis performed during the first quarter 2012 closing review process.

Mr. Terence O'Brien

June 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

·    Whether the misstatement masks a change in earnings or other trends.

We did not consider the impact to be qualitatively material, as the adjustment does not mask a change in earnings or other trends in the full year 2011 results, the expected full year 2012 results, the first quarter 2012 results or the fourth quarter 2011 results.

·    Whether the misstatement hides a failure to meet analysts' consensus expectations.

The adjustments did not hide a failure to meet analysts' consensus expectations in the affected periods. In the first quarter of 2012, as well as the fourth quarter of 2011, the Company's reported EPS were below consensus EPS and also would have been below consensus EPS had the out-of-period items been adjusted in the originating period. Analysts' consensus estimates that were available were based on non-GAAP EPS, which excluded costs to implement restructuring initiatives and the Silpada impairment charge (in the fourth quarter of 2011). Our reported non-GAAP EPS for the first quarter of 2012 was $0.10, and would have been $0.13 had the out-of-period adjustments been reported in the appropriate originating periods, both of which compared unfavorably to the consensus analysts' non-GAAP EPS of $0.28. Analysts' consensus estimates for the fourth quarter of 2011 non-GAAP EPS was $0.51, while our reported non-GAAP EPS was $0.39 and would have been $0.38 had the out-of-period adjustments identified in the first quarter of 2012 been reported in the appropriate originating periods.

·     Whether the misstatement changes a loss into income or vice versa. This should be analyzed for all years and quarters affected.

The consolidated first quarter 2012 income from continuing operations would not be changed from income to a loss due to these adjustments. Additionally, the fourth quarter 2011 loss from continuing operations would have remained a loss had the out-of-period items identified in the first quarter of 2012 been adjusted to their originating periods, and full year 2011 income from continuing operations would not have been changed from income to a loss if the out-of-period items had been adjusted in their originating periods.

·    Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

The impact of the adjustments did not have a significant quantitative impact on any of our operating segments, except for Western Europe, Middle East and Africa (“WEMEA”). However, as WEMEA is the fourth (of five) segments in terms of total

Mr. Terence O'Brien

June 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

revenue, the impact is not qualitatively significant to the profitability of Avon. In our first quarter 2012 Form 10-Q, within MD&A, we disclosed the impact of the out-of-period adjustment related to South Africa's bad debt expense on the consolidated and WEMEA's result, since the adjustment to South Africa's bad debt expense (which is the most significant of the first quarter 2012 adjustments) did cause an operating profit to become an operating loss for WEMEA in the current quarter of the adjustment. However, WEMEA has not been identified as playing a significant role in our operations or profitability.

·     Whether the misstatement affects compliance with regulatory requirements.

The adjustments do not affect our compliance with any regulatory requirements.

·    Whether the misstatement affects compliance with loan covenants or other contractual requirements.

The adjustments do not impact our compliance with any loan covenants or other contractual requirements.

·    Whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

The adjustments did not have the effect of increasing management's compensation. The incentive compensation targets for revenue and operating profit were not met for 2011.

·    Whether the misstatement involves concealment of an unlawful transaction.

None of the adjustments involve the concealment of an unlawful transaction.

·    Whether there were other Avon specific qualitative considerations.

As discussed above, the adjustments did not have a significant impact on our non-GAAP results. Except for the consideration of the impact on non-GAAP measures that have been disclosed in the Company's MD&A and already discussed previously, there were no other Avon specific qualitative considerations relative to these out-of-period adjustments that would impact our conclusion on materiality.

Conclusion:
Based on the combined qualitative and quantitative analysis above, management evaluated the 2012 adjustments in addition to the 2011 adjustments previously

Mr. Terence O'Brien

June 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

identified in relation to the periods in which they originated and concluded that these adjustments were immaterial, individually and in the aggregate, to the consolidated annual and interim financial statements for all affected periods. We disclosed the impact of correcting the out-of-period adjustments in accordance with ASC 250-10-45-27.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting Analysis
As a result of the adjustments, we evaluated our prior positions with respect to our disclosure controls and procedures and internal control over financial reporting. We identified the individual controls that were considered ineffective, assessed their significance, implemented control enhancements and concluded any deficiencies did not rise to the level of a material weakness. In reaching these conclusions, we considered the actual amount of the adjustments, the likelihood of their recurring, the potential magnitude of misstatement, and the likelihood that our controls would fail to prevent or detect a material misstatement on a timely basis. We also considered the aggregation of the deficiencies resulting from the out-of-period adjustments as well as other unremediated deficiencies, and concluded that it was not reasonably possible that the combination of the control deficiencies would result in a material misstatement of the financial statements. Based on these considerations, we concluded that our previous conclusions regarding the effectiveness of disclosure controls and procedures and internal control over financial reporting were not impacted.

The following are more specific considerations associated with the more significant adjustments:

Japan: Management made the adjustment as soon as the loss was identified, which was one quarter subsequent to the associated transactions. We communicated this adjustment to the audit committee and also disclosed this adjustment in our first quarter 2011 Form 10-Q. This was a unique, one-time transaction specifically related to discontinued operations. As was appropriate, there had been no activity in the account that caused the out-of-period adjustment since 1998. In the fourth quarter of 2011 management inadvertently did not include this account in the discontinued operations analysis. Based on the amount and the nature of the adjustment, we do not believe that a material weakness exists.

Brazil Supply Chain Items: As the out-of-period adjustments associated with Brazil supply chain processes amounted to approximately $14 million during the fourth quarter of 2011, we believe this adjustment was more than inconsequential, but less than material. We communicated this adjustment to the audit committee and also disclosed this adjustment in our 2011 Form 10-K. We considered that the controls we have in place appropriately detected the out-of-period adjustment. We also considered that the controls

Mr. Terence O'Brien

June 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

implemented during the fourth quarter of 2011 were deemed to be operating adequately at year-end 2011 and therefore we deemed it highly unlikely that a material misstatement exists. Based on these factors, we do not believe that a material weakness exists.

South Africa Bad Debt: As the out-of-period adjustment was estimated to be $14 million, we believe this adjustment was more than inconsequential, but less than material. We communicated this adjustment to the audit committee and also disclosed this adjustment in our first quarter 2012 Form 10-Q. Certain compensating controls exist over the accounts receivable reserve, such as Corporate Finance's analytical review of the reserve, which were operating effectively, and we believe would detect a material misstatement in the reserve. In addition, we do not have multiple control deficiencies affecting the consolidated accounts receivable balance. Based on these factors, we do not believe that a material weakness exists.

We also considered the aggregation of the aforementioned items along with other unremediated control deficiencies to evaluate whether the deficiencies, in aggregate, represented a material weakness in internal control. While we noted the presence of additional deficiencies, there was not a concentration of deficiencies geographically or by process. Accordingly, we concluded that the above items, when aggregated with all other control deficiencies, did not represent a material weakness in internal control over financial reporting.

Item 4.02 Form 8-K
Based on our analyses of the 2011 and 2012 adjustments, we concluded that the adjustments, both individually and in the aggregate, were not material to the prior or current period financial statements, and therefore we corrected the adjustments in the current period as out-of-period adjustments and disclosed the impact of the adjustments on the corresponding periods. These adjustments were discussed on a timely basis with our audit committee and we concluded that these adjustments were not material to our financial statements. Based upon that conclusion, we determined in all corresponding periods that we were not required to restate our prior period financial statements and that we were, therefore, not required to file an Item 4.02 Form 8-K. We also considered whether investors could continue to rely upon previously issued financial statements, and based on our analysis, we concluded that previously issued financial statements could be relied upon. We also discussed these items with our independent auditors, and they concurred with our conclusions.

Mr. Terence O'Brien

June 15, 2012
FOIA CONFIDENTIAL TREATMENT REQUESTED BY AVON PRODUCTS, INC. PURSUANT TO RULE 83

In connection with the Company's response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact Kimberly Ross at (212) 282-5474 or myself at (914) 935-2172.

Sincerely,

/s/ Robert Loughran
Robert Loughran
Vice President, Corporate Controller, Avon Products, Inc.

cc: Tracey McKoy, Staff Accountant, United States Securities & Exchange Commission
Kimberly Ross, Executive Vice President and Chief Financial Officer, Avon Products, Inc.
Barbara Loughran, Engagement Partner, PricewaterhouseCoopers LLP